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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             -----------------------

                          Date of Report: May 30, 2006

                               CEMEX, S.A. de C.V.
                               -------------------
             (Exact name of Registrant as specified in its charter)

                                   CEMEX Corp.
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                 (Translation of Registrant's name into English)

                              United Mexican States
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                 (Jurisdiction of incorporation or organization)

          Av. Ricardo Margain Zozaya #325, Colonia Valle del Campestre
                     Garza Garcia, Nuevo Leon, Mexico 66265
          ------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X        Form 40-F
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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No   X
    ------              ------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A
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                                    Contents

1. Official communication, dated May 30, 2006, issued by CEMEX, S.A. de C.V., announcing that on May 25, 2006, its board of directors determined the CPO reference value for, and the final amount of, its previously announced stock dividend of US$0.1330 per CPO pursuant to the conditions approved by its shareholders at its General Shareholders' meeting held on April 27, 2006 (attached hereto as exhibit 1).


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                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                                 CEMEX, S.A. de C.V.
                                      ------------------------------------------
                                                    (Registrant)



Date:    May 30, 2006                 By:       /s/ Rafael Garza
      -----------------------------      ---------------------------------------
                                                Name:  Rafael Garza
                                                Title: Chief Comptroller
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                                  EXHIBIT INDEX


EXHIBIT NO.       DESCRIPTION
-----------       -----------

1. Official communication, dated May 30, 2006, issued by CEMEX, S.A. de C.V., announcing that on May 25, 2006, its board of directors determined the CPO reference value for, and the final amount of, its previously announced stock dividend of US$0.1330 per CPO pursuant to the conditions approved by its shareholders at its General Shareholders' meeting held on April 27, 2006.